                            G-III Apparel Group, Ltd.
                               512 Seventh Avenue
                            New York, New York 10018

                                  July 12, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kurt K. Murao
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

         Re: G-III Apparel Group, Ltd.
             Application for Withdrawal of Registration Statement on Form S-1
             Filed May 8, 2006
             File No. 333-133906
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Dear Mr. Murao:

     In accordance with Rule 477 under the Securities Act of 1933, as amended
(the "Securities Act"), G-III Apparel Group, Ltd. (the "Company") hereby applies for withdrawal of its Registration Statement on Form S-1 (File No. 333-133906),
together with all exhibits thereto (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on May 8, 2006.

     The Company is requesting withdrawal of the Registration Statement because it has determined not to effect a public offering pursuant to the Registration
Statement. The Registration Statement has not been declared effective and no securities of the Company have been sold pursuant to the Registration Statement.
Accordingly, the Company believes that the withdrawal of the Registration
Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

     The Company respectfully requests, in accordance with Rule 457(p) of the
Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use by the Company.

     Please call Neil Gold, Esq. ((212) 318-3022) or Manuel Rivera, Esq. ((212)
318-3296) of Fulbright & Jaworski L.L.P. with any questions that you may have.
Thank you for your attention to this matter.

                                        Very truly yours,

                                        G-III APPAREL GROUP, LTD.

                                        By: /s/ NEAL S. NACKMAN
                                            --------------------------------
                                            Neal S. Nackman
                                            Chief Financial Officer